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                                                                    EXHIBIT 99.1


News Release

April 28, 1999

Contacts:    Media: Dennis Wyss, Bank of America (415) 622-3010
             Investors: Vince Barella, BA Merchant Services, Inc. (415) 241-7732


                     BA MERCHANT SERVICES, INC. STOCKHOLDERS
                       APPROVE MERGER WITH BANK OF AMERICA


      SAN FRANCISCO, Apr. 28, 1999 - BankAmerica Corporation ("BankAmerica") and BA Merchant Services, Inc. ("BAMS") announced today the approval by the holders of a majority of the outstanding common stock of BAMS of the Agreement and Plan of Merger dated December 22, 1998 among BankAmerica, BAMS and BAMS Acquisition Corporation. The Merger became effective as of 5:01 p.m. (Pacific Time) today. As a result, BAMS has become a wholly owned subsidiary of Bank of America National Trust and Savings Association, and each outstanding share of BAMS common stock (other than the shares owned by BankAmerica), has been converted into the right to receive a cash payment equal to $20.50 per share, without interest. "We're now in a better position to provide Bank of America's full range of products and services to merchants from coast to coast," said Sharif Bayyari, President and Chief Executive Officer of BAMS.

      The Class A Common Stock of BAMS (NYSE: BPI) will no longer be traded on the New York Stock Exchange.

      BAMS provides a range of payment processing and related information products and services to merchants who accept credit, charge and debit cards as payments for goods and services throughout the United States. BAMS is the exclusive provider of merchant processing services for Bank of America. BAMS is the fifth-largest processor of merchant credit transactions and one of the largest processors of debit card transactions in the United States.

      BankAmerica, with $614 billion in total assets, is the largest bank in the United States. It has full service operations in 22 states and the District of Columbia and provides financial products and services to 30 million households and two million


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businesses, as well as providing international corporate financial services for business transactions in 190 countries. BankAmerica stock (NYSE: BAC) is listed on the New York, Pacific and London stock exchanges and certain shares are listed on the Tokyo Stock Exchange.


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